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Filed by Gart Sports Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Sports Authority, Inc.
Commission File No: 1-13426

CONTACT:	Thomas T. Hendrickson Executive Vice President Chief Financial Officer Gart Sports Company 303/863-2293	Investor/Press Relations: Chad A. Jacobs Integrated Corporate Relations 203/222-9013

GART SPORTS ANNOUNCES FIRST QUARTER 2003 RESULTS
First Quarter Diluted EPS of $0.18, Excluding Non-Recurring Events

        Denver, CO—May 22, 2003—Gart Sports Company (Nasdaq National Market:GRTS) today announced results for its first quarter ended May 3, 2003.

        First quarter net income increased to $4.2 million, or $0.34 per fully diluted share, including a net gain of approximately $0.16 associated with non-recurring events and a related tax benefit. Excluding these items, first quarter fully diluted earnings per share was $0.18 compared with $2.6 million, or $0.22 per fully diluted share, in the prior year's first quarter.

        Total sales for the 13 weeks ended May 3, 2003, were $228.4 million compared with $245.0 million in the prior year's first quarter, a decrease of 6.8%. First quarter comparable store sales decreased 8.8% from last year.

        The non-recurring events in the first quarter include a settlement with the Company's former parent (Thrifty Payless Holdings, Inc.) regarding an IRS examination of its 1992 and 1993 consolidated federal income tax returns and related interest thereon as well as the expected tax benefit related to this settlement. Also included is an expected settlement of the Company's wage and hour class action lawsuits pending in California.

        Doug Morton, Chairman, President and Chief Executive Officer commented, "While our first quarter results were not as strong as we would have liked, we were able to improve margins and minimize the expense impact from the same store sales decline. As we begin the second quarter, we are encouraged by recent trends in both comp store sales and margins. Additionally, our inventory mix is well positioned and we continue to maintain a tight control over expenses."

        Mr. Morton continued, "With our pending merger with the Sports Authority, we remain committed to becoming the nation's preeminent sporting goods retailer. The underlying fundamentals of our business are sound, our financial position is strong and we are dedicated to executing on a strategy that will result in long-term growth and increased shareholder value."

        Gart Sports and Sports Authority stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials that have been and will continue to be filed by Gart Sports and The Sports Authority with the SEC. These documents contain important information that should be read carefully before any decision is made with respect to the merger. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are also available for free from the contact persons listed above.

        Gart Sports Company, headquartered in Denver, Colorado, is the largest full-line sporting goods retailer in the Western United States. The Company was established in 1928 and offers a comprehensive high-quality assortment of brand name sporting apparel and equipment at competitive prices. Gart Sports Company operates 180 stores in 25 states under the Gart Sports®, Sportmart® and Oshman's® names. The Company's e-tailing websites, located at gartsports.com, sportmart.com and oshmans.com, are operated by GSI Commerce, Inc. under a license and e-commerce agreement. The Company trades on the Nasdaq National Market under the symbol GRTS.

        This announcement may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports' and The Sports Authority's filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and The Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general and in the companies' specific market areas, unseasonable weather and those risks generally associated with the integration of the two companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

        Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger are set forth in the joint proxy statement/prospectus, which was filed with the SEC. Reference is also made to the companies' latest annual reports and annual stockholder's meetings proxy statements as filed with the SEC, including Gart Sport's Proxy Statement for its Annual Meeting held on June 7, 2002 and Sports Authority's Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

        Today's news release, along with other information about Gart Sports and Sports Authority, is available on the Internet at www.gartsports.com and www.thesportsauthority.com.

Gart Sports Company
Condensed Consolidated Statements of Operations
(Dollars in thousands, except share and per share data)

	13 Weeks Ended
	May 3, 2003	May 4, 2002
Net sales	$228,432	$244,976
Cost of goods sold, buying, and occupancy	170,851	183,523

Gross profit	57,581	61,453
Gross profit %	25.2%	25.1%
Operating expenses:
Selling, general and administrative expenses	51,922	54,585
Selling, general and administrative expenses %	22.7%	22.3%
Store pre-opening expenses	96	181

Operating income	5,563	6,687
Non-operating income (expense):
Interest expense	(2,015)	(2,760)
Other income	541	284

Income before income taxes	4,089	4,211
Income tax (expense) benefit	100	(1,621)

Net income	$4,189	$2,590

Earnings per share:
Basic	$0.35	$0.24

Diluted	$0.34	$0.22

Basic weighted average shares outstanding	11,870,335	10,843,225

Diluted weighted average shares outstanding	12,428,405	11,783,817

Pro-forma FY2003 results excluding the effect of non-recurring settlements, the associated tax benefit and utilizing statutory tax rates:
Income before income taxes, as reported	$4,089
Expected non-recurring settlements included in other income	(373)

Pro-forma Income before income taxes	3,716
Income tax expense utilizing statutory tax rates	(1,431)

Pro-forma net income	$2,285

Pro-forma earnings per share:
Basic	$0.19

Diluted	$0.18

Basic weighted average shares outstanding	11,870,335

Diluted weighted average shares outstanding	12,428,405

Gart Sports Company
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	May 3, 2003	February 1, 2003
ASSETS
Current assets:
Cash and cash equivalents	$10,808	$10,156
Merchandise inventories	364,593	333,538
Other current assets	34,655	32,798

Total current assets	410,056	376,492
Property and equipment, net	93,669	87,960
Other long-term assets	75,796	75,788

Total assets	$579,521	$540,240

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$142,124	$142,025
Other current liabilities	54,692	62,668

Total current liabilities	196,816	204,693
Long-term debt	162,742	121,147
Other long-term liabilities	17,099	15,820

Total liabilities	376,657	341,660

Total stockholders' equity	202,864	198,580

Total liabilities and stockholders' equity	$579,521	$540,240

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GART SPORTS ANNOUNCES FIRST QUARTER 2003 RESULTS First Quarter Diluted EPS of $0.18, Excluding Non-Recurring Events